UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

(X) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.  Name and Address of Reporting Person

    Everest Capital Limited
    The Bank of Butterfield Building
    65 Front Street
    6th Floor
    Hamilton HMJX, Bermuda

2.  Issuer Name and Ticker or Trading Symbol

    CD Radio Inc.
    CDRD

3.  IRS Number of Reporting Person (Voluntary)

4.  Statement for Month/Year
    8/98

5.  If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s)to Issuer (Check all applicable)
    ( ) Director ( ) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
                Previously was a 10% owner

7.  Individual or Joint/Group Filing (check Applicable Line)
           Form filed by One Reporting Person
      X    Form filed by More than One Reporting Person

                                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security| 2. Transaction| 3. Transaction| 4. Securities         | 5. Amount of       | 6. Ownership  |7.  Nature of |
   (Instr. 3)       |    Date       |    Code       |    Acquired (A)       |    Securities      |    Form:      |    Indirect  |
                    |               |    (Instr. 8) |    or Disposed        |    Beneficially    |    Direct (D) |    Beneficial|
                    |    (Month/    |               |    of (D)             |    Owned at End    |    or Indirect|    Ownership |
                    |    Day/       |               |    (Instr. 3,4,       |    of Month        |    (I)        |    (Instr. 4)|
                    |    Year)      |               |    and 5)             |    (Instr. 3 and 4)|    (Instr. 4) |              |
                    |               |          |    |          |(A) or|     |                    |               |              |
                    |               |    Code  | V  |    Amount|(D)   |Price|                    |               |              |
_________________________________________________________________________________________________________________________________

---------------------------------------------------------------------------------------------------------------------------------
   Common             8/26/98         C              111,111     A     -*     111,111**            I               ***
---------------------------------------------------------------------------------------------------------------------------------
   Common             8/21/98         S               31,700     D   $24.77
---------------------------------------------------------------------------------------------------------------------------------
   Common             8/25/98         S                4,700     D    24.32
---------------------------------------------------------------------------------------------------------------------------------
   Common             8/27/98         S               17,000     D    20.34
---------------------------------------------------------------------------------------------------------------------------------

                                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of        | 2. Conver-  | 3. Trans-  | 4. Trans-  | 5. Number of    | 6. Date Exer-     | 7. Title and Amount |
   Derivative      |    sion or  |    action  |    action  |    Derivative   |    cisable and    |    of Underlying    |
   Security        |    Exercise |    Date    |    Code    |    Securities   |    Expiration     |    Securities       |
   (Instr. 3)      |    Price of |    (Month/ |    (Instr. |    Acquired     |    Date           |    (Instr. 3 and 4) |
                   |    Deri-    |    Date/   |    8)      |    (A) or       |    (Month/Day/    |                     |
                   |    vative   |    Year)   |            |    Disposed of  |    Year)          |                     |
                   |    Security |            |            |    (D) (Instr.  |                   |                     |
                   |             |            |            |    3, 4 and 5)  |                   |                     |
                   |             |            |____________|_________________|___________________|_____________________|
                   |             |            |      |     |        |        |         |         |        |            |
                   |             |            |      |     |        |        | Date    | Expira- |        | Amount or  |
                   |             |            |      |     |        |        | Exer-   | tion    |        | Number of  |
                   |             |            | Code |  V  |  (A)   |  (D)   | cisable | Date    | Title  | Shares     |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|
                   |             |            |      |     |        |        |         |         |        |            |
                   |             |            |      |     |        |        |         |         |        |            |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|
Series C           |$18          | 8/14/98    |S     |     |        | 3,500  |  present|         |Common  |    19,444  |
Convertible        |             |            |      |     |        |        |         |         |Stock   |            |




Preferred          |             |            |      |     |        |        |         |         |        |            |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|
Series C           |$18          | 8/17/98    |S     |     |        | 6,000  |  present|         |Common  |    33,333  |
Convertible        |             |            |      |     |        |        |         |         |Stock   |            |
Preferred          |             |            |      |     |        |        |         |         |        |            |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|
Series C           |$18          | 8/18/98    |S     |     |        |15,500  |  present|         |Common  |    86,111  |
Convertible        |             |            |      |     |        |        |         |         |Stock   |            |
Preferred          |             |            |      |     |        |        |         |         |        |            |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|
Series C           |$18          | 8/19/98    |S     |     |        | 4,500  |  present|         |Common  |    25,000  |
Convertible        |             |            |      |     |        |        |         |         |Stock   |            |
Preferred          |             |            |      |     |        |        |         |         |        |            |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|
Series C           |$18          | 8/25/98    |S     |     |        |27,000  |  present|         |Common  |   150,000  ]
Convertible        |             |            |      |     |        |        |         |         |Stock   |            |
Preferred          |             |            |      |     |        |        |         |         |        |            |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|
Series C           |$18          | 8/26/98    |S     |     |        | 5,000  | present |         |Common  |    27,778  |
Convertible        |             |            |      |     |        |        |         |         |Stock   |            |
Preferred          |             |            |      |     |        |        |         |         |        |            |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|
Series C           |$18          | 8/27/98    |S     |     |        | 5,000  | present |         |Common  |    27,778  |
Convertible        |             |            |      |     |        |        |         |         |Stock   |            |
Preferred          |             |            |      |     |        |        |         |         |        |            |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|
                   |             |            |      |     |        |        |         |         |        |            |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|
                   |             |            |      |     |        |        |         |         |        |            |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|

|  8. Price of          | 9. Number of      | 10. Ownership     | 11. Nature of   |
|     Derivative        |    derivative     |     Form of       |     Indirect    |
|     Security          |    Securities     |     Derivative    |     Beneficial  |
|     (Instr. 5)        |    Benefi-        |     Security      |     Ownership   |
|                       |    cially         |     Direct (D)    |     (Instr. 4)  |
|                       |    Owned at       |     or Indirect   |                 |
|                       |    End of         |     (I) (Instr.   |                 |
|                       |    Month          |     4)            |                 |
|                       |    (Instr. 4)     |                   |                 |
|_______________________|___________________|___________________|_________________|
|                       |                   |                   |                 |
|_______________________|___________________|___________________|_________________|
|                       |                   |                   |                 |
|_______________________|___________________|___________________|_________________|
|                       |                   |                   |                 |
|_______________________|___________________|___________________|_________________|
|                       |                   |                   |                 |
|_______________________|___________________|___________________|_________________|
|                       |                   |                   |                 |
|_______________________|___________________|___________________|_________________|
|                       |                   |                   |                 |
|_______________________|___________________|___________________|_________________|
|                       |                   |                   |                 |
|_______________________|___________________|___________________|_________________|
|                       |  492,596**        | I                 | ***             |
|_______________________|___________________|___________________|_________________|
|                       |                   |                   |                 |
|_______________________|___________________|___________________|_________________|
|                       |                   |                   |                 |
|_______________________|___________________|___________________|_________________|





Everest Capital Limited


By: /s/ Malcolm Stott        September 11, 1998
__________________________   _________________
      Malcolm Stott               Date
      Chief Financial
      Officer

Signature of
  Reporting Person

      Intentional misstatements or omissions of facts constitute
      Federal Criminal Violations.  See U.S.C. 1001 and 15 U.S.C.
      78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is sufficient, see Instruction 6 for procedure.



*   Common Stock received by virtue of conversion of 20,000
Series C Convertible Preferred Shares.

** The Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest, if any, therein.

*** General Partner or Investment Manager.

                      CONFIRMING STATEMENT

    This Statement confirms that the undersigned, Everest Capital Master Fund, L.P., has authorized and designated Everest Capital Limited to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Ponder Industries Inc. The authority of Everest Capital Limited under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned's ownership of or transactions in securities of Ponder Industries Inc. unless earlier revoked in writing. The undersigned acknowledges that Everest Capital Limited is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: September 11, 1998

         Everest Capital Master Fund, L.P.

         By: Everest Capital Limited, General Partner

         /s/ Malcolm Stott
         By: Malcolm Stott
         Title: Chief Financial Officer

                     Joint Filer Information


Name:                   Everest Capital Master Fund, L.P.

Address:                c/o Everest Capital Limited
                        The Bank of Butterfield Building
                        65 Front Street
                        6th Floor
                        Hamilton HM JX, Bermuda

Designated Filer:       Everest Capital Limited

Issuer & Ticker
  Symbol:               CD Radio Inc.
                        (CDRD)

Date of Event
  Requiring Statement:  August 31, 1998

Signature:
                        Everest Capital Master Fund, L.P.

                             By: Everest Capital Limited, General
                             Partner

                             /s/ Malcolm Stott
                             By: Malcolm Stott
                             Title: Chief Financial Officer
























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